BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

September 13, 2006

Item 3	Press Release

Date of Issuance: September 12, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced the commencement of drilling on the Patty (Indian Ranch) property, Nevada.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and CEO
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 13th day of September, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director & Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Barrick Commences Drilling on the
Patty (Indian Ranch) Project Cortez Trend, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
September 12, 2006

White Knight Resources Ltd.’s (the “Company”) joint venture partner, Barrick Gold Corporation, has commenced drilling on the Patty project, formerly named Indian Ranch. The planned program comprises 1,850 metres (6,000 feet) of reverse circulation drilling in 3 to 4 holes.

Results from recent drilling provide the incentive for this drill program. Drill hole data from drilling executed between November 2005 and January 2006 show that a thick zone of gold mineralization is hosted within the Roberts Mountains Formation. Structural trends crossing this host will be tested with this drill program.

Previously released drill hole PIR05-10 reported an intercept of 9.1 metres grading 1.58 g/t within a broad zone of low grade gold mineralization in the Roberts Mountains unit. Several holes angled off the same drill pad also intersected significant gold at what is interpreted to be the same host sequence. Highlights of the program occurred in drill hole PIR05-12 which was drilled at an angle of 700 and an azimuth of 3500 from PIR05-10 and returned the following intervals:

  PIR05-12 676 ppb Au (0.023 oz/ton) from 1370 feet to 1460 feet (90 feet) including 15 feet grading 1,820 ppb Au (0.057 oz/ton) from 1380 feet to 1395 feet

Drill hole PIR05-16 also intersected anomalous gold in what is projected as a down faulted block to the south of PIR05-10. The assay interval from 2620 feet to 2,720 feet returned 219 ppb gold over 100 feet with a high of 500 ppb gold over 5 feet.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. The Patty (formerly Indian Ranch) property is located within the Cortez Trend, north central, Nevada. The Company owns an undivided 30% interest. Chapleau Resources Ltd. owns an undivided 10% interest, and Barrick, through its wholly owned subsidiary Placer Dome (US) Inc., has earned an undivided 60% interest.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.